UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05061044

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
JUL 1 2005
WASH, D.C.
160
SECTION

For the fiscal year ended: December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________

Commission File Number: 0-26001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese AG
61476 Kronberg / Taunus
Germany

CONTENTS

*Other schedules required by Section 2520.103-10 are omitted because they are not applicable.

Celanese Americas Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and

for the Year Ended December 31, 2004



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

To: Plan Administrator, Investment, and Benefit Committees
of Celanese Americas Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Short Hills, New Jersey
July 11, 2005

Celanese Americas Retirement Savings Plan

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

	2004	2003
	(In thousands)	
Assets		
Investments:		
Fair value	$ 513,745	$ 515,646
Contract value	193,979	178,004
Total investments	707,724	693,650
Receivables:		
Accrued interest and dividends	1,367	2,174
Total receivables	1,367	2,174
Total assets	709,091	695,824
Liabilities		
Payables	467	1,479
Net assets available for benefits	$ 708,624	$ 694,345

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

	2004
	(In thousands)
Investment income:	
Net appreciation of investments (Note 3)	$ 54,015
Interest	11,232
Dividends	782
Other	102
Total investment income	66,131
Contributions:	
Company	10,488
Participant	21,066
Rollovers	708
Total contributions	32,262
Administrative expenses	(1,050)
Withdrawals and distributions	(71,983)
Transfer to The Dow Chemical Company Employee Savings Plan (see Note 1)	(11,081)
Net increase	14,279
Net assets available for benefits:	
Beginning of year	694,345
End of year	$ 708,624

See accompanying notes to financial statements.

(1) Description of the Plan

The Celanese Americas Retirement Savings Plan (the "Plan") is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries (the "Company"), a wholly owned subsidiary of Celanese AG. In October 2004, as part of an organizational restructuring, Celanese AG transferred all of the shares of Celanese Americas Corporation to Celanese Corporation, Celanese AG's ultimate parent. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.

On May 3, 2004, the Plan transferred $11,081,490 to the Dow Chemical Company Employee Savings Plan. The transfer represents participant assets for employees that were transferred from the Plan to the Dow Chemical Company Employee Savings Plan in conjunction with Celanese AG's sale of its acrylates business.

(a) Eligibility

Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company's payroll cycles).

(b) Participant Contributions

Participants may contribute from 2% to 80% of their eligible compensation, subject to certain Internal Revenue Service limitations, through payroll deductions. Participants may designate contributions as either "before tax," "after tax" or a combination of both. Participants' before tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code.

(c) Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant's eligible compensation for non-union participants, as defined in the Plan document. The Company's contribution for union participants varies, as defined in the Plan document, but does not exceed 3% of the Participant's eligible compensation.

(d) Vesting

All Participants' contributions and income earned or losses incurred thereon are fully vested at all times. The Company's contributions and income earned or losses incurred thereon are vested either upon the completion of three years of continuous service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, involuntary termination of employment by the Company (other than for cause) or the attainment of age 65.

(e) Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2004, Company contributions were reduced by $157,371 from forfeited non-vested accounts.

(f) Distributions and Withdrawals

A Participant's entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a "financial hardship" may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in a lump sum in the form of cash. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(g) Participant Accounts

Each Participant's account is credited with the Participant's contributions, the appropriate amount of the Company's contribution and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested account balance.

(h) Investments

Plan Participants may direct the investment of their account in 1% increments among any of eleven investment options. A participant may transfer all or a portion of his interest, in 1% increments, from one investment fund to another. Each of the Plan's investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG, for a price of €32.50 per share, without interest. On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer had been met. One of the Plan's investment options for participants included the Company Stock Fund, which allowed participants to invest in common shares of Celanese AG. Following the completion of the tender offer, Celanese AG shares were delisted from the New York Stock Exchange and the Company Stock Fund was eliminated as an investment option. During 2004, the Plan eliminated the Company Stock Fund as an investment option. During 2004, the Plan also added the Marsico Capital Management Fund as an investment option, which replaced the Janus Large Capital Fund as an investment option.

Included in the Plan's eleven investment options is the Stable Value Fund. The Stable Value Fund invests in a variety of investment grade fixed income securities, primarily U.S.

Treasury, Agency, corporate, and mortgage-backed securities. The fund also invests in a special kind of investment contract called a "benefit response wrap", also known as a synthetic guaranteed investment contract ("GIC"); it provides for a guarantee of principal and a stabilized interest rate. The average yield of the investment contract was 4.69% for the year ended December 31, 2004. The crediting interest rate on investment contracts was 4.72% as of December 31, 2004.

The crediting rates for certain GICs are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e. weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rates resets.

A synthetic GIC provides for a guaranteed return on principal over a period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. The wrapper contract provides market and cash flow protection to the Plan. The value of the wrapper is determined by the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to those assets. The value of the wrapper as of December 31, 2004 and 2003 was $1,251,866 and $1,684,684, respectively.

(i) Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to 50% of the vested account balance. Not more than 50% of the borrower's vested interest in the plan may be used as security for the loan. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years and, under certain circumstances, up to fifteen years. Loans are repaid in monthly installments and include interest charges. The interest rate on the loan, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2004 was 5% to 10.5%.

(j) Payment of Benefits

Benefits are recorded when paid.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared under the accrual method of accounting.

(b) Trust Agreement and Valuation of Investments

The Company has a Trust Agreement with State Street Bank & Trust Company. The Trust Agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company. The Plan's investments are stated at fair value, which is determined through quoted market prices, except for the GIC, which is at contract value. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

The Company's Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan

(c) Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions, and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

(d) Use of Estimates

The preparation of financial statements in accordance with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3) Investments

The following table presents the total investments of the Plan segregated by investment type. Investments that represent five percent or more of the Plan's net assets are marked with an asterisk (*).

	As of December 31,	
	2004	2003
Quoted market price:	(in thousands)	
Alliance Collective Investment Trust Bernstein Strategic Value Collective	$ 184,855 *	$ 179,752 *
Celanese AG Common Stock	-	41,220 *
BGI Equity Index 1	112,807 *	110,308 *
Interest Bearing Cash	8,519	8,201

Celanese Americas Retirement Savings Plan

Notes to Financial Statements

US Government Securities	32,702	38,132
Common Stock	18,999	13,618
Mutual Funds	80,037	51,877
	437,919	443,108
Investments at estimated fair value:		
BGI Russell 2000 Alpha Tilts Fund F	67,926 *	60,043 *
Common/Collective Trusts	434	2,720
Partnerships and Joint Ventures	-	1,879
	68,360	64,642
Investments at estimated contract value:		
Bank of America Contract #02-010	63,033 *	57,700 *
State Street Bank Contract #102063	63,033 *	57,700 *
Caisee Des Depots ET Consignations Contract #1837-01	63,018 *	57,692 *
	189,084	173,092
Loans to participants	12,361	12,808
	$ 707,724	$ 693,650

During 2004, the Plan's investments (including investments bought and sold and held during the year) appreciated in value as follows (in thousands):

Quoted market price:	
US Government Securities	$ 1,274
Common Stock	40,824
Equity Investments	1,663
	43,761
Investments at estimated fair value:	
Common/Collective Trusts	10,254
	$ 54,015

(4) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions and income or losses thereon.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Administrative Expenses

Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company.

(7) Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan/American Century. JPMorgan Retirement Plan Services is the Record keeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The following table presents investments/funds of parties-in-interest to the Plan as of December 31, 2004:

Party-in-Interest	Investment	Value*
JPMorgan/American Century	SmartMix Portfolio - Conservative	$ 22,054,114
	SmartMix Portfolio - Moderate	17,376,200
	SmartMix Portfolio - Aggressive	17,398,324
	Stable Value Fund	189,084,215

* All values are stated at fair value except for the Stable Value Fund, which is at contract value

(8) Subsequent Events

In February 2005, the Company acquired Vinamul Polymers, the North American, and European emulsions polymer business of Imperial Chemicals Industries PLC ("ICI"). All participants that were in the Retirement Savings Plan of the ICI Group plan and were transferred to the Company had their account balances transferred into the Plan.

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

PLAN YEAR ENDING: 12/31/04

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

THIS IS A COMPOSITE REPORT FOR:

05MA	HOISINGTON INV. MGMT CO
05MB	BERNSTEIN
05MD	JP MORGAN
05ME	CELANESE SAV LOAN FUND
05MG	PIMCO
05MH	CAPITAL GUARDIAN
05MI	JANUS
05MJ	CO. STOCK MANAGEMENT
05ML	JP MORGAN
05MN	JP MORGAN
05MO	JP MORGAN
05MP	BARCLAYS
05MQ	
05MU	BARCLAYS
05MV	MARSICO CAPITAL MGMT LLC

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
INTEREST BEARING CASH						
		BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN			
			7.000		7.00	7.00
05MP	05499B995		2.000		2.00	2.00
05MU	05499B995		5.000		5.00	5.00
		BZW PRINCIPAL CASH				
			3.920		3.92	3.92
05MP	12399A986		3.060		3.06	3.06
05MU	12399A986		0.860		0.86	0.86
		LOANS TO PARTICIPANTS				
			12,360,444.630		12,360,444.63	12,360,444.63
05ME	53999S985		12,360,444.630		12,360,444.63	12,360,444.63
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2004	
			108,005.15		108,005.15	108,005.15
05MN	61699B004		108,005.15		108,005.15	108,005.15
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2005	
			6,618,460.44		6,618,460.43	6,618,460.44
05MD	61699B004		829,901.02		829,901.01	829,901.02
05ML	61699B004		506,085.42		506,085.42	506,085.42
05MN	61699B004		387,182.37		387,182.37	387,182.37
05MO	61699B004		4,895,291.63		4,895,291.63	4,895,291.63
		STATE STREET BANK + TRUST CO	SHORT TERM INVESTMENT FUND	1.000	12/31/2030	
			1,792,225.86		1,792,225.86	1,792,225.86
05MA	857480958		547,117.15		547,117.15	547,117.15
05MQ	857480958		1,158.80		1,158.80	1,158.80
05MV	857480958		1,243,949.91		1,243,949.91	1,243,949.91
			20,879,147.00		20,879,146.99	20,879,147.00

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	SHARES/PAR	RATE MAT DATE (D) COST	(E) CURRENT VALUE
U.S. GOVERNMENT SECURITIES					
		UNITED STATES TREAS BDS		6.625 02/15/2027	
			1,827,000.00	1,918,976.92	2,251,991.26
05MA	912810EZ7		1,827,000.00	1,918,976.92	2,251,991.26
		UNITED STATES TREAS BDS		6.375 08/15/2027	
			7,410,000.00	8,272,201.55	8,897,787.21
05MA	912810FA1		7,410,000.00	8,272,201.55	8,897,787.21
		UNITED STATES TREAS BDS BD		5.250 11/15/2028	
			5,565,000.00	5,568,082.04	5,832,815.63
05MA	912810FF0		5,565,000.00	5,568,082.04	5,832,815.63
		UNITED STATES TREAS BDS		5.250 02/15/2029	
			14,985,000.00	14,836,769.28	15,719,025.24
05MA	912810FG8		14,985,000.00	14,836,769.28	15,719,025.24
			29,787,000.00	30,596,029.79	32,701,619.34

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
CORPORATE STOCKS - COMMON						
	ROYAL CARIBBEAN CRUISES LTD	SHS	6,529.000		285,564.69	355,438.76
05MV	V7780T103		6,529.000		285,564.69	355,438.76
	AETNA INC	COM	484.000		59,667.69	60,379.00
05MV	00817Y108		484.000		59,667.69	60,379.00
	BED BATH + BEYOND INC	COM	4,158.000		155,676.75	165,613.14
05MV	075896100		4,158.000		155,676.75	165,613.14
	BOSTON SCIENTIFIC CORP	COM	6,521.000		279,781.12	231,821.55
05MV	101137107		6,521.000		279,781.12	231,821.55
	BRUNSWICK CORP	COM	794.000		39,195.40	39,303.00
05MV	117043109		794.000		39,195.40	39,303.00
	CVS CORP	COM	3,713.000		154,493.37	167,344.91
05MV	126650100		3,713.000		154,493.37	167,344.91
	CARDINAL HEALTH INC	COM	1,038.000		58,161.32	60,359.70
05MV	14149Y108		1,038.000		58,161.32	60,359.70
	CATERPILLAR INC	COM	6,305.000		501,121.40	614,800.55
05MV	149123101		6,305.000		501,121.40	614,800.55
	CHICAGO MERCHANTILE EXCHANGE	COM	1,152.000		191,443.60	263,462.40
05MV	167760107		1,152.000		191,443.60	263,462.40
	CITIGROUP INC	COM	16,064.000		824,404.48	773,963.52
05MV	172967101		16,064.000		824,404.48	773,963.52
	COUNTRYWIDE FINL CORP	COM	16,382.000		522,918.53	606,297.82
05MV	222372104		16,382.000		522,918.53	606,297.82

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT SHARES/PAR		RATE	MAT DATE (D) COST	(E) CURRENT VALUE
	DELL INC	COM	13,837.000		522,328.72	583,091.18
05MV	24702R101		13,837.000		522,328.72	583,091.18
	EBAY INC	COM	6,338.000		546,382.70	736,982.64
05MV	278642103		6,338.000		546,382.70	736,982.64
	ELECTRONIC ARTS INC	COM	8,712.000		465,639.50	537,356.16
05MV	285512109		8,712.000		465,639.50	537,356.16
	ERICSSON L M TEL CO	ADR CL B SEK 10 NEW EXCHANGE	5,001.000		161,304.74	157,481.49
05MV	294821608		5,001.000		161,304.74	157,481.49
	FEDEX CORP	COM	7,630.000		605,016.42	751,478.70
05MV	31428X106		7,630.000		605,016.42	751,478.70
	FOUR SEASONS HOTELS INC	LTD VTG SH	3,104.000		166,560.64	253,876.16
05MV	35100E104		3,104.000		166,560.64	253,876.16
	FREESCALE SEMICONDUCTOR INC	CL B	980.000		18,033.99	17,992.80
05MV	35687M206		980.000		18,033.99	17,992.80
	GENENTECH INC	COM	19,044.000		999,333.90	1,036,755.36
05MV	368710406		19,044.000		999,333.90	1,036,755.36
	GENERAL DYNAMICS CORP	COM	2,414.000		237,794.56	252,504.40
05MV	369550108		2,414.000		237,794.56	252,504.40
	• GENERAL ELEC CO	COM	26,228.000		822,916.80	957,322.00
05MV	369604103		26,228.000		822,916.80	957,322.00
	GETTY IMAGES INC	COM	1,835.000		111,051.37	126,339.75
05MV	374276103		1,835.000		111,051.37	126,339.75
	GOLDMAN SACHS GROUP INC	COM	3,063.000		316,249.16	318,674.52
05MV	38141G104		3,063.000		316,249.16	318,674.52

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
	HARLEY DAVIDSON INC	COM	1,271.000		75,104.39	77,213.25
05MV	412822108		1,271.000		75,104.39	77,213.25
	KB HOME	COM	1,482.000		127,809.01	154,720.80
05MV	48666K109		1,482.000		127,809.01	154,720.80
	LENNAR CORP	CL A	5,966.000		317,928.14	338,152.88
05MV	526057104		5,966.000		317,928.14	338,152.88
	LOCKHEED MARTIN CORP	COM	1,989.000		112,057.30	110,488.95
05MV	539830109		1,989.000		112,057.30	110,488.95
	LOWES COS INC	USD0.50	9,075.000		513,282.00	522,629.25
05MV	548661107		9,075.000		513,282.00	522,629.25
	M.D.C. HOLDINGS INC	COM	2,373.000		162,004.71	205,122.12
05MV	552676108		2,373.000		162,004.71	205,122.12
	MGM MIRAGEINC	COM	1,349.000		76,724.86	98,126.26
05MV	552953101		1,349.000		76,724.86	98,126.26
	MEDTRONIC INC	COM	5,974.000		284,661.10	296,728.58
05MV	585055106		5,974.000		284,661.10	296,728.58
	MERRILL LYNCH + CO INC	COM	7,068.000		418,354.92	422,454.36
05MV	590188108		7,068.000		418,354.92	422,454.36
	MICROSOFT CORP	COM	3,263.000		92,876.63	87,154.73
05MV	594918104		3,263.000		92,876.63	87,154.73
	MONSANTO CO NEW	COM	2,356.000		82,507.12	130,875.80
05MV	61166W101		2,356.000		82,507.12	130,875.80
	MOTOROLA INC	COM	8,880.000		152,446.64	152,736.00
05MV	620076109		8,880.000		152,446.64	152,736.00

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
	NIKE INC	CL B	4,555.000		346,952.16	413,092.95
05MV	654106103		4,555.000		346,952.16	413,092.95
	PACIFICARE HEALTH SYSTEMS	COM	1,407.000		74,044.39	79,523.64
05MV	695112102		1,407.000		74,044.39	79,523.64
	PEPSICO INC	COM	2,551.000		133,187.71	133,162.20
05MV	713448108		2,551.000		133,187.71	133,162.20
	PFIZER INC	COM	14,590.000		391,903.59	392,325.10
05MV	717081103		14,590.000		391,903.59	392,325.10
	PROCTER AND GAMBLE CO	COM	9,288.000		487,062.72	511,583.04
05MV	742718109		9,288.000		487,062.72	511,583.04
	QUALCOMM INC	COM	22,840.000		749,266.20	968,416.00
05MV	747525103		22,840.000		749,266.20	968,416.00
	QUEST DIAGNOSTICS INC	COM	2,920.000		243,936.80	279,006.00
05MV	74834L100		2,920.000		243,936.80	279,006.00
	SLM CORP	COM	19,395.000		789,764.40	1,035,499.05
05MV	78442P106		19,395.000		789,764.40	1,035,499.05
	ST JUDE MED INC	COM	9,030.000		333,727.51	378,627.90
05MV	790849103		9,030.000		333,727.51	378,627.90
	STARBUCKS CORP	COM	4,358.000		164,165.86	271,764.88
05MV	855244109		4,358.000		164,165.86	271,764.88
	TARGET CORP	COM	5,260.000		263,933.04	273,151.80
05MV	87612E106		5,260.000		263,933.04	273,151.80
	UCBH HLDGS INC	COM	1,703.000		66,297.73	78,031.46
05MV	90262T308		1,703.000		66,297.73	78,031.46

05MK

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
	UNITED STS STL CORP NEW	COM	441.000		21,724.23	22,601.25
05MV	912909108		441.000		21,724.23	22,601.25
	UNITEDHEALTH GROUP INC	COM	16,607.000		1,057,775.84	1,461,914.21
05MV	91324P102		16,607.000		1,057,775.84	1,461,914.21
	VERIZON COMMUNICATIONS	COM USD 500	5,191.000		200,134.62	210,287.41
05MV	92343V104		5,191.000		200,134.62	210,287.41
	WELLPOINT INC	COM	847.000		93,501.87	97,405.00
05MV	94973V107		847.000		93,501.87	97,405.00
	WRIGHT MED GROUP INC	COM	855.000		22,904.87	24,367.50
05MV	98235T107		855.000		22,904.87	24,367.50
	WYNN RESORTS LTD	COM	1,097.000		46,418.16	73,411.24
05MV	983134107		1,097.000		46,418.16	73,411.24
	YUM BRANDS INC	COM	4,116.000		186,232.07	194,192.88
05MV	988498101		4,116.000		186,232.07	194,192.88
	ZIMMER HOLDINGS INC	COM	5,438.000		396,702.10	435,692.56
05MV	98956P102		5,438.000		396,702.10	435,692.56
			344,861.000		16,530,433.54	18,999,098.56

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

PAGE: 9
PLAN YEAR ENDING: 12/31/04

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
COMMON/COLLECTIVE TRUSTS					
	JPMCB SPECIAL SITUATION	PROPERTY FUND			
		444.366		399,153.30	434,468.10
05ML	03499B925	144.125		129,459.94	140,914.07
05MN	03499B925	300.241		269,693.36	293,554.03
	BGI RUSSEL 2000 ALPHA	TILTS CL F			
		4,831,147.754		53,099,048.16	67,925,937.42
05MU	05999K966	4,831,147.754		53,099,048.16	67,925,937.42
		4,831,592.120		53,498,201.46	68,360,405.52

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT SHARES/PAR	RATE MAT DATE (D) COST	(E) CURRENT VALUE
REGISTERED INVESTMENT COMPANY				
	ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL		
		14,567,028.718	118,240,008.97	184,855,594.43
05MB	018564823	14,567,028.718	118,240,008.97	184,855,594.43
	BGI EQUITY INDEX FUND I			
		3,135,256.910	83,828,588.24	112,806,543.62
05MP	05799K984	3,135,256.910	83,828,588.24	112,806,543.62
	CG INTL NON US EQUITY			
		581,871.352	12,512,948.77	14,052,193.15
05MH	125990971	581,871.352	12,512,948.77	14,052,193.15
	JPMCB STRATEGIC PROPERTY	FND		
		989.679	897,908.38	1,067,410.36
05MD	46599C921	501.657	449,545.76	541,058.14
05ML	46599C921	225.583	206,059.98	243,300.74
05MN	46599C921	262.439	242,302.64	283,051.48
	JPMCB EAFE REI FUND			
		43,556.385	332,561.51	554,908.34
05MD	46799F989	43,556.385	332,561.51	554,908.34
	JPMBC EMERGING MARKETS EQUITY	REF 29803779		
		42,944.933	473,282.13	723,622.12
05ML	46799G953	22,384.872	237,789.47	377,185.09
05MN	46799G953	20,560.061	235,492.66	346,437.03
	JPMBC US ACTIVE FIXED CORE FD	REF 29803773		
		719,549.363	17,400,110.96	18,614,742.02
05MD	46799G961	459,204.417	10,921,068.52	11,879,618.27
05ML	46799G961	197,952.992	4,903,548.61	5,121,043.90
05MN	46799G961	62,391.954	1,575,493.83	1,614,079.85
	JPMBC US DISCIPLINED EQUITY FD	REF 29803764		
		426,256.587	8,114,008.37	9,526,834.72
05MD	46799G979	196,563.126	3,605,121.65	4,393,185.87
05ML	46799G979	138,012.733	2,686,459.40	3,084,584.58
05MN	46799G979	91,680.728	1,822,427.32	2,049,064.27
	JPMBC US ANALYST FUND	REF 29803784		
		876,733.282	7,792,827.61	9,249,536.13
05MD	46799G987	208,442.579	1,617,193.74	2,199,069.21
05ML	46799G987	245,945.783	2,229,703.81	2,594,728.01
05MN	46799G987	422,344.920	3,945,930.06	4,455,738.91

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05NK

PAGE: 11
PLAN YEAR ENDING: 12/31/04

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT SHARES/PAR	RATE	MAT DATE (D) COST	(E) CURRENT VALUE
	JPMBC EAFE EQUITY OPP FD	REF 29803782			
		232,917.583		2,440,609.84	3,270,162.86
05ND	467999926	39,406.903		331,670.78	553,272.92
05NL	467999926	74,182.872		788,502.88	1,041,527.52
05NN	467999926	119,327.808		1,320,436.18	1,675,362.42
	JPMBC US REAL ESTATE SECS FD	REF 29803783			
		42,127.895		740,096.87	1,064,571.91
05NL	467999934	16,255.483		269,503.49	410,776.06
05NN	467999934	25,872.412		470,593.38	653,795.85
	JPMBC EAFE PLUS FUND	REF 29803781			
		199,893.872		2,462,208.06	2,900,460.09
05NL	467999942	72,598.101		889,795.39	1,053,398.45
05NN	467999942	127,295.771		1,572,412.67	1,847,061.64
	JPMBC US STRATEGIC SML CO EQ	REF29803776			
		185,821.626		3,608,416.11	4,939,138.82
05ND	47299X926	42,263.876		650,998.50	1,123,373.82
05NL	47299X926	66,225.951		1,319,911.03	1,760,285.78
05NN	47299X926	77,331.799		1,637,506.58	2,055,479.22
	JPMBC CORP HIGH YIELD FD	REF 29803775			
		62,752.990		939,799.02	1,087,509.32
05NL	47299X934	28,180.731		413,739.51	488,372.07
05NN	47299X934	34,572.259		526,059.51	599,137.25
	JPMBC EMERGING MKTS FIX INC FD	REF 29803773			
		45,974.828		956,869.69	1,192,587.04
05NL	47299X942	20,646.510		416,998.25	535,570.47
05NN	47299X942	25,328.318		539,871.44	657,016.57
	JPMBC EMG MKTS FOCUSED FUND	REF 29803785			
		17,022.578		227,728.08	344,707.20
05NN	47299X967	17,022.578		227,728.08	344,707.20
	PIMCO FDS PAC INVT MGMT SER	TOTAL RETURN FD II ADMIN CL			
		1,129,120.256		11,814,075.47	11,449,279.40
05NG	693390544	1,129,120.256		11,814,075.47	11,449,279.40
		22,309,818.837		272,782,048.08	377,699,801.53

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

PLAN YEAR ENDING: 12/31/04

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A) FUND	(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT SHARES/PAR	RATE MAT DATE (D) COST	(E) CURRENT VALUE
INSURANCE CO. GENERAL ACCOUNT				
	BANK OF AMERICA	CONTRACT NO. 02 011	5.000 12/31/2055	
		68,783,268.30	63,033,146.46	63,033,146.46
05MO	05999T9U4	68,783,268.30	63,033,146.46	63,033,146.46
	CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000 12/31/2055	
		68,767,915.32	63,017,922.30	63,017,922.30
05MO	1289969F4	68,767,915.32	63,017,922.30	63,017,922.30
	STATE STREET BANK	CONTRACT 102063	5.000 12/31/2055	
		68,783,268.95	63,033,147.13	63,033,147.13
05MO	8579939G6	68,783,268.95	63,033,147.13	63,033,147.13
		206,334,452.57	189,084,215.89	189,084,215.89

Celanese Americas Retirement Savings Plan
Schedule of Assets (Held at end of Year)
As of December 31, 2004

05MK

PAGE: 13
PLAN YEAR ENDING: 12/31/04

COMPOSITE
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

ASSET CATEGORY	UNITS	COST	CURRENT VALUE
INTEREST BEARING CASH	20,879,147.000	20,879,146.99	20,879,147.00
CERTIFICATES OF DEPOSIT	0.000	0.00	0.00
U.S. GOVERNMENT SECURITIES	29,787,000.000	30,596,029.79	32,701,619.34
CORP. DEBT INSTR. - PREFERRED	0.000	0.00	0.00
CORP. DEBT INSTR. - ALL OTHER	0.000	0.00	0.00
CORPORATE STOCKS - PREFERRED	0.000	0.00	0.00
CORPORATE STOCKS - COMMON	344,861.000	16,530,433.54	18,999,098.56
PARTN./JOINT VENTURE INTERESTS	0.000	0.00	0.00
REAL ESTATE-INCOME PRODUCING	0.000	0.00	0.00
REAL ESTATE-NON INC. PRODUCING	0.000	0.00	0.00
LOANS SECURED BY MTGES-RESID.	0.000	0.00	0.00
LOANS SECURED BY MTGES-COM'L	0.000	0.00	0.00
LOANS TO PARTIC. - MORTGAGES	0.000	0.00	0.00
LOANS TO PARTICIPANTS - OTHER	0.000	0.00	0.00
OTHER	0.000	0.00	0.00
COMMON/COLLECTIVE TRUSTS	4,831,592.120	53,498,201.46	68,360,405.52
POOLED SEPARATE ACCOUNTS	0.000	0.00	0.00
103-12 INVESTMENTS	0.000	0.00	0.00
REGISTERED INVESTMENT COMPANY	22,309,818.837	272,782,048.08	377,699,801.53
INSURANCE CO. GENERAL ACCOUNT	206,334,452.570	189,084,215.89	189,084,215.89
** ASSET CATEGORY NOT FOUND **	0.000	0.00	0.00
GRAND TOTALS	284,486,871.527	583,370,075.75	707,724,287.84

RUN DATE: 06/15/05

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

Date: July 11, 2005

By: 

Michael E. Grom
Principal Financial Officer of Celanese Americas Corporation, as Representative of the Plan Administrator